MID-HUDSON REGION RURAL

BROADBAND COMPANY, INC.

1050 Connecticut Ave., NW

10th floor

Washington, D.C. 20036

202-321-7969

www.urbroadband.com


October 15, 2015


REQUEST FOR QUALIFICATION ORDER


JOBS Act / Regulation A


To: Larry Spirgel, Assistant Director

Securities and Exchange Commission

Washington, D.C.


Via EDGAR only



Re: Mid-Hudson Region Rural

Broadband Company, Inc.

Original Filing Date: June 29, 2015

File No.: 024-10459


Dear Mr. Spirgel:


Pursuant to notification, and pursuant to Rule 252 (e), promulgated under the Securities Act of 1933, as amended, Mid-Hudson Region Rural Broadband Company, Inc. (hereinafter, 'the Company') hereby requests that the Securities and Exchange Commission issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Standard Time on Monday,
 October 19, 2015, or as soon thereafter as practicable.


The Company is aware of its responsibilities under the Act, as they relate to this offering of securities.


As requested, the Company further acknowledges that:


a.should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;


b.the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;


c.the Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



If you have any questions, please contact me in advance at 202-321-7969.


Thank you in advance for your assistance.


                        Very respectfully,


                    [electronic signature] Tony Ramos


                        Tony Ramos, Issuer

                        tramos@urbroadband.com


cc: Board of Directors